No-H2O USA Inc



ANNUAL REPORT

1760 SW 30th Place

Fort Lauderdale, FL 33315

(954) 980-4121

www.noh2o.com

This Annual Report is dated April 29, 2021.

BUSINESS

No-H2O specializes in waterless car care. We manafacture innovative car care products for sale to retail outlets such as Walmart and Autozone and to corporate customers such as Hertz & Sixt Car Rental.
No-H2O also provides car care services through a franchise model using our On Demand App and corporate customer locations such as Apple Headquarters and Citibank. No-H2O offers carwash & detailing anywhere, anytime, like Uber for Carwashing!

No-H2O has established US franchises in Silicon Valley, L.A, Dallas, Austin, Bryan College Station, Fort Lauderdale and Peurto Rico. We continue to grow our franchise network city by city across the US contributing to the fast growth and strong brand development of No-H2O.

The No-H2O Group - Relationship of entities
No-H2O USA Inc. is a part of the No-H2O Group. The No-H2O Group consists of seven companies in Europe and the U.S.A.
European Entities
1. No-H2O Holdings - The group holdings company - No trading activities.
2. No-H2O Limited - A 100% subsidiary of Holdings - Manufacturing and selling No-H2O products to European wholesale, retail and franchise customers.
3. No-H2O Franchising Limited - A 100% subsidiary of Holdings - Selling and managing No-H2O European franchises.

4. No-H2O Investments Limited - A 100% subsidiary of Holdings - No trading activities and the holder of Group IP, trademarks etc
United States Entities
1. No-H2O USA Inc - A 100% subsidiary of Holdings above with no tradings activities other than to serve of parent company to the two US subsidiaries below. This is the entity conducting this offering.
2. No-H2O Inc - A 100% subsidiary of No-H2O USA Incorporated - Selling No-H2O products to US wholesale, retail and franchise customers.
3. No-H2O Franchising Inc - A 100% subsidiary of No-H2O USA Incorporated - Selling and managing No-H2O US franchises.
In terms of business arrangements or transactions between entities, investor funding previously raised in Europe has been apportioned to the US subsidiaries for launch and expansion in the US. Product previously manufactured in Europe has been sold to the US subsidiaries for supply to wholesale, retail and franchise customers.

Previous Offerings

Between 2020 and 2019 we sold 13,000,000 shares of Class A Common Stock to No-H2O Holdings Limited in exchange for services rendered.

Between 2020 and 2019, we sold 81,996 shares of class B non voting stock in exchange for $75,216.55 per share under Regulation Crowdfunding.

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 13,000,000
Use of proceeds: No-H2O Holdings Limited is the parent company of No-H2O USA Inc. These shares were issued as founding shares for services rendered.
Date: July 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Non Voting Stock
Type of security sold: Equity
Final amount sold: $75,216.55
Number of Securities Sold: 81,966
Use of proceeds: No-H2O USA Inc is using these funds to grow the business platforms in the United States.
Date: August 18th, 2020
Offering exemption relied upon: Regulation Crowdfunding

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2019 compared to Year ended December 31, 2018

The information included here and in our financial statements relates to consolidated financials of the two subsidiary companies of No-H2O USA Inc. which have been in operationg for the prior two years. These two entities are now wholly owned by No-H2O USA Inc.

Revenue

Revenue for the fiscal year 2019 was $886,255 compared to fiscal year 2018 $ 82,470. This was driven by $423,982 growth in product sales and $378,803 growth in franchise income. Performance growth from 2018 to 2019 saw an increase in revenues from $82,470 to $886,255 seeing growth of 975% year on year same period.

Cost of Sales

Cost of sales in 2019 was $331,033 compared to $10,809 in 2018, which was in line with the incremental growth in sales.

Gross Margin

The gross margin was $555,222 or 62.6% of sales in 2019. This compared to €71,661 in the previous year. This represented an increase of $483,561 which was driven by high margin yield on new franchise sales and product sales.

Expenses

Total expenses in 2019 were $ 706,809 in total, which compared with $350,441 in 2018.

In general, expenses were controlled well with the main variances 2019/2018 relating to payroll. This was in line with the recorded growth in revenue.

Net loss

The consolidated accounts show a net loss for 2019 amounting to ($151,3587), an improvement of $127,193 on 2018.

Historical results and cash flows:

Historical results and cash flows are representative of what investors should expect in the future.

In addition, now that the company is growing into additional markets, we believe that with a strong pipeline of potential franchise leads and significant planned promotion of instore and online products, No-H2O USA Inc is anticipating strong performance in 2021 and therafter.

Commentary 2020 v 2019

Revenue
Revenue for the fiscal year 2020 was $437,812 compared to fiscal year 2019 $886,255.
In the first half of 2020, the COVID-19 virus spread worldwide. In common with many other countries, the US government issued guidance and restrictions on the movement of people designed to slow the spread of this virus. In mid March 2020, many businesses closed voluntarily and throughout the month more restrictions were placed on people and businesses. In late March, all "non-essential" businesses were ordered to close temporarily.
The company reacted to these conditions by closing its offices with staff working from home. Whilst this has resulted in the company remaining operational during the period, there has been a reduction in trading levels as a result of Covid-19. The directors are confident that the company will be fully operational once the period of restriction is lifted.

Franchising continued to trade during this period and has not seen a significant effect on its trading activities as a result of the virus. Product sales however were directly affected by Covid 19 and saw a decrease of 80% on 2019 levels. The directors have prepared budgets for the upcoming 12 months which show that the company will continue as a going concern. The continued financial support of the shareholders, investors and achievement of the fund raising and financial plans are required for the company to continue as a going concern. The directors of the company are confident the necessary funding will be sourced.

Cost of Sales
Cost of sales for the fiscal year 2020 are $160,504 compared to fiscal year 2019 $331,033. The reduction is in line with decrease in sales.

Gross Margin
The gross margin in 2020 was $277,308 or 63.3% of sales.
This compared to $555,222 or 62.6% in 2019. Despite the fall in turnover the margin was preserved through tighter control of costs and maximising the yield on franchise operations.

Expenses
Total expenses in 2020 were $361,634 in total versus $706,809 in 2019. As covid restrictions impacted the business, management reacted to the fall off in sales and managed the cost base in line with this decline. We continue to strive to achieve efficiencies in all areas.

Net Loss
The consolidated accounts show a net loss of $84,326 for 2020 as compared to a net loss of $151,587 for 2019. This is an improvement of $67,261 on 2019.

Historical results and cash flows:

Historical results and cash flows are representative of what investors should expect in the future.

In addition, now that the company is growing into additional markets, we believe that with a strong pipeline of potential franchise leads and significant planned promotion of instore and online products, No-H2O USA Inc is anticipating strong performance in 2021 and thereafter.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $35,559.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: No-H2O Holdings Limited
Amount Owed: $750,449.00
Interest Rate: 0.0%
Maturity Date: January 01, 2024
The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Emmet O'Brien

Emmet O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: January 01, 2018 - Present
Responsibilities: Overseeing the roll out of No-H2O in the USA. Emmet currently receives no salary of equity compensation from No-H2O USA Inc.

Other business experience in the past three years:

Employer: No-H2O Holdings Limited
Title: CEO
Dates of Service: January 01, 2008 - Present
Responsibilities: Responsible for growth and innovation with No-H2O Group

Other business experience in the past three years:

Employer: No-H2O Inc
Title: President/Officer
Dates of Service: December 07, 2018 - Present
Responsibilities: Overseeing growth of company.

Other business experience in the past three years:

Employer: No-H2O Franchising Inc
Title: President/Officer
Dates of Service: February 07, 2018 - Present
Responsibilities: Overseeing growth and roll out of franchise network.

Name: Samuel Chamberlain

Samuel Chamberlain's current primary role is with Five Guys . Samuel Chamberlain currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: July 30, 2020 - Present
Responsibilities: Assisting CEO and offering professional guidance in managing the future direction of the company and associated risks.

Other business experience in the past three years:

Employer: Five Guys
Title: Chief Operating Officer
Dates of Service: July 01, 2005 - Present
Responsibilities: Sam is the chief operating officer and handles management of all operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: No-H2O Holdings Limited
Amount and nature of Beneficial ownership: 13,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: No-H2O Holdings Limited
Names of 20% owners: Emmet O'Brien, Gene Murtagh
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: No-H2O Holdings Limited loaned $750k over 2

years 2018 and 2019 to assist in launch and growth of No-H2O in the US.
Material Terms: The Company has non-interest bearing notes payable to their ownership group. Although there is no formal agreements between the entities, the owners had assured they will not call the debt before January 1, 2024. This is a 0% interest loan with a long term repayment schedule not due to start being repaid back until 2025.

Name of Entity: No-H2O Limited
Names of 20% owners: No-H2O Holdings Limited
Relationship to Company: European sister company within the No-H2O Group.
Nature / amount of interest in the transaction: No-H2O Limited in Europe sells products to No-H2O Inc in the USA on occasion.
Material Terms: The transaction amount is circa $80,000 per annum which is purchased at cost price plus a small margin which is for accounting purposes.

OUR SECURITIES

Our authorized capital stock consists of $13,000,000 shares of Class A common stock. All 13,000,000 are outstanding.

Authorized class B non voting shares is as of December 31, 2020, 2,000,000 shares. 81,966 shares are outstanding and the value is $75,216.55.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2021.

No-H2O USA Inc

By /s/ *Emmet O'Brien*

     Name: <u>Emmet O'Brien</u>

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Consolidated profit & loss account
January - December 2020



	Franchising Inc $	Noh2o Inc $	Noh2o USA Inc $	Total
Turnover	352,297	85,515	-	437,812
Cost of Sales	69,822	90,682	-	160,504
Gross profit	282,475	5,167	-	277,308
Administrative expenses	284,838	76,771	24	361,634
Operating profit/(Loss)	- 2,363	81,938	24	84,326

Consolidated profit & loss account
January - December 2019



	Franchising Inc $	Noh2o Inc $	Total
Turnover	449,293	436,962	886,255
Cost of Sales	99,450	231,583	331,033
Gross profit	349,843	205,379	555,222
Administrative expenses	286,187	420,621	706,809
Operating profit/(Loss)	63,656	- 215,243	- 151,587



Consolidated Balance Sheet as at 31.12.20

	$ Noh2o Franchising Inc	$ NoH2O Inc	$ Noh2o USA Inc	Total
Assets				
Tangible FA	€0	€0	€0	€0
Intangible FA	€45,500	€29,923	€0	€75,423
Total Fixed assets	45,500	29,923	0	€75,423
Current assets				
Stocks	€0	€109,758	€0	€109,758
Accounts Receivable (A/R)	€276,824	€216,379	€0	€493,203
Prepayments	€0	€13,818	€27,690	€41,508
Cash at hand and in bank	€15,773	€433	€19,352	€35,559
Total Current Assets	292,597	340,388	47,042	€680,027
Current liabilities				
Accounts payable	€256,874	€290,928	€0	€547,802
Accrued liabilities	€8,599	€89,008	€0	€97,607
Amounts owed to group companies	€0	€518,984	€0	€518,984
Total current liabilities	265,473	898,920	0	€1,164,393
NoH2O Inc	-58542		35000	-23542
NoH2o franchising Inc		58542		58542
USA Inc		-35000		-35000
Net assets	14,082 -	505,067	82,042 -	408,944
Shareholders' equity:				
Current Year Earnings	-2363	-81938	-24	-84326
Share Capital	-800	24900	82066	106166
Retained Earnings	17245	-448029	0	-430784
Total shareholders' Funds	14,082 -	505,067	82,042 -	408,944

Consolidated Balance Sheet as at 31.12.19

	$ Noh2o Franchising Inc	$ NoH2O Inc	$ Noh2o USA Inc	Total
Tangible FA	€0	€0	€0	€0
Intangible FA	€58,500	€30,071	€0	€88,571
Total Fixed assets	58,500	30,071	0	€88,571
Current assets				
Stocks	€2,995	€125,701	€0	€128,696
Accounts Receivable (A/R)	€138,021	€318,918	€0	€456,939
Prepayments	€216	€10,820	€0	€11,036
Cash at hand and in bank	€528	-229	€0	€299
Total Current Assets	141,760	455,210	0	€596,970
Current liabilities				
Accounts payable	€259,060	€285,063	€0	€544,123
Accrued liabilities	€10,190	€61,519	€0	€71,709
Amounts owed to group companies	€0	€475,393	€0	€475,393
Total current liabilities	269,250	821,975	0	€1,091,225
NoH2O Inc	86435			86435
NoH2o franchising Inc		-86435		-86435
				0
Net assets	17,445 -	423,129	- -	405,684
Shareholders' equity:				
Current Year Earnings	63656	-215243	0	-151587
Share Capital	200	24900	0	25100
Retained Earnings	-46411	-232786	0	-279197
Total shareholders' Funds	17,445 -	423,129	- -	405,684

CERTIFICATION

I, Emmet O'Brien, Principal Executive Officer of No-H2O USA Inc, hereby certify that the financial statements of No-H2O USA Inc included in this Report are true and complete in all material respects.

Emmet O'Brien

Principal Executive Officer